August 1, 2014

VIA EDGAR TRANSMISSION

Monique Botkin

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: AdvisorOne Funds, File Nos. 333-20635 and 811-08037

Dear Ms. Botkin:

On May 13, 2014, the Registrant, on behalf of its series, the Horizon Active Risk Assist® Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on June 26, 2014, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Comment 1.  Please revise the investment objective to remove the portion related to the Fund having less risk than other equity investments as it is overbroad.

Response. The Registrant has revised the investment objective as follows:

“The Fund seeks to capture the majority of the returns associated with equity market investments, while mitigating downside risk through use of a risk overlay strategy. ~~while exposing investors to less risk than other equity investments~~.”

Comment 2. In “Fees and Expenses of the Fund”, please include the information required by Form N-1A regarding the availability of information on breakpoints for the front end sales load on Class A shares of the Fund in the prospectus and SAI.

Response.  The Registrant has added the disclosure requested.

“This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on purchases of Class A shares if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund.  More information about these and other discounts is available from your financial professional and in How to Purchase Shares on page 13 of the Fund’s Prospectus.”

Comment 3. Please consider amending the Fees and Expense of the Fund fee table to remove line items where the fee or expense is "none" or "0.00%."  Or in the alternative, remove the parenthetical information related to these line items.

Response. The Registrant believes, for the sake of clarity of presentation for prospective shareholders, the line items that state "none" or "0.00%," provide information that reduces any potential doubt as to any load or other fees; however, the Registrant has removed the parentheticals.

Comment 4. Please add a line item for maximum account fees, if applicable.

Response.  The Registrant has not added a line item for maximum account fees as it is not applicable to the Fund.

Comment 5. Please add a reference to footnote 1 to the line item for “Acquired Fund Fees and Expenses” in the fee table.

Response. The Registrant has added the reference to footnote 1 and revised the footnote as follows:

“(1) ~~Other expenses are b~~Based on estimated amounts for the current fiscal year.”

Comment 6. Please confirm supplementally that the contractual expense limitation arrangement described in footnote 3 will be in place for at least one year from the date of the prospectus. Also, the first sentence of the footnote states that the “fees shown above” take into account the expense cap, but it is only the total operating expenses after fee waiver that take the expense cap into account.  Please revise the disclosure accordingly.

Response. The Registrant so confirms and has revised footnote 3 as follows:

“(3)~~The fees shown above take into account an advisory fee waiver agreement to limit total operating expenses at least through [______, 2015], so that Class A Share, Class I Share and Class N Share direct expenses (not including front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses such as litigation)) do~~ The Fund's adviser has contractually agreed to waive its fees and reimburse expenses of the Fund, at least until December 31, 2015 to ensure that Total Annual Fund Operating Expenses After Fee Waiver and Reimbursement (exclusive of any taxes, interest, brokerage commissions, dividend expense on securities sold short, acquired fund fees and expenses, or extraordinary expenses such as litigation or reorganization costs) will not exceed 1.67, 1.17% and 1.42% of average daily net assets attributable to Class A, Class I, and Class N shares, respectively.  These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limit.  Only the Fund's Board of Trustees may elect to terminate the advisory fee waiver agreement.”

Comment 7. Please confirm supplementally that the fee table will contain all estimated acquired fund fees and expenses (including fees and expenses of ETFs and business development companies) for the Fund.

Response.  The Registrant confirms that the fee table will contain all estimated acquired fund fees and expenses for the Fund.

Comment 8. In the first paragraph under “Principal Investment Strategies”, please revise the disclosure to be in plain English in the third sentence.  Note also that the staff believes that the sentence as written is promissory and misleading.

Response. The Registrant has revised the third sentence as follows:

“Risk Assist is an active ~~de-risking~~ risk reduction strategy intended to guard against large declines in the equity market ~~catastrophic market events and maximum drawdowns~~.”

Comment 9. In the last sentence of the third paragraph in “Principal Investment Strategies”, you mention that the Fund invests in leveraged ETFs to “amplify the economic exposure to an asset class.”  Please revise the quoted language to be in plain English. Please also disclose the extent to which the Fund will invest in leveraged ETFs.

Response.

“Horizon selects ETFs without restriction as to the issuer country, capitalization, currency, or maturity or credit quality of the securities held by each ETF.  Under normal market conditions, the Fund invests a majority of its assets in ETFs that invest primarily in equity securities.  The Fund may invest in ETFs that invest primarily in lower-quality fixed income securities commonly known as "high yield" or "junk" bonds.  Junk bonds are generally rated lower than Baa3 by Moody's Investors Service ("Moody's") or lower than BBB- by Standard and Poor's Rating Group ("S&P").  Additionally, Horizon may select leveraged ETFs to magnify the returns associated with ~~amplify the economic exposure to~~ an asset class. The Fund may invest up to 10% of its assets in leveraged ETFs.”

Comment 10.  In the last sentence of the fourth paragraph in “Principal Investment Strategies”, it states that the Fund expects to engage in frequent buying and selling of securities.  Please confirm supplementally whether the Fund has a targeted amount of turnover; if so, please include that information in the disclosure.

Response. The adviser has confirmed to the Registrant that there is not a targeted turnover rate.

Comment 11. Please explain supplementally why it is acceptable to talk about minimizing risk in the strategy, objectives and fund name when the Fund invests in junk, commodities and leveraged and inverse ETFs, which are risky investments.

Response. The Fund mentions the risk overlay component of the Fund’s strategy in its strategy, objectives and name because it is a part of the Fund’s principal strategy.  The risk overlay reduces the risk exposure of the Fund’s portfolio from what it would be without the risk overlay.  As with any risk overlay, it reduces, but does not eliminate all risk associated with the strategy. The reference to “de-risking” the portfolio is about reducing the Fund’s risk relative to what it could be without the risk overlay, not removing all risk from the Fund’s portfolio. The Registrant has changed references to “de-risking” throughout the prospectus to “risk reduction.”

Comment 12. In the risk related to commodities in “Principal Risks of the Fund”, consider adding that the costs of investing in commodities is not included in the fee table, and, if not, please explain why it is not appropriate to add the disclosure.

Response. The Registrant does not believe that there are any additional costs related to investing in commodities that are not included in the fee table, so the Registrant has not revised the disclosure.

Comment 13. There is a risk for derivatives in the “Principal Risks of the Fund”. Please confirm that the Fund considered the observations in the Barry Miller’s letter to the ICI, dated July 30, 2010, in drafting the derivatives disclosure in the prospectus. Please also disclose the kinds of derivatives in which the Fund will invest.

Response. The Registrant so confirms. The Registrant already has disclosure in the strategy regarding the kinds of derivatives in which the Fund will invest in the section describing the risk assist strategy (futures and options).

Comment 14. In leveraging risk in “Principal Risk of the Fund”, add that the Fund is also subject to leveraging risk, not just the ETFs in which the Fund invests.  Please also confirm supplementally whether there is any material risk to the Fund of using leveraged ETFs.

Response. The Fund may invest in leveraged ETFs as a principal strategy, so there is a risk to the fund of using leveraged ETFs. The existing disclosure already references that the risk is also that of the Fund, but the Registrant has revised the risk as shown below.

“Leveraging Risk: Certain ETFs employ leverage which may cause the Fund's return to be more volatile than if the Fund had not been leveraged through ETFs.  Leveraging tends to exaggerate the effect of any increase or decrease in the value of an ETF's portfolio securities or instruments, which in turn affects the value of the Fund.”

Comment 15. In “Portfolio Managers”, please state the month and year of inception.

Response.  The Registrant has revised the disclosure as follows:

“Portfolio Managers:  Robbie Cannon, President and CEO of the adviser, Ronald Saba, CFA Director of Equity Research of the adviser, Kevin Blocker, CAIA, Quantitative Strategist of the adviser, and Scott Ladner, Director of Alternative Strategies of the adviser, share responsibility for the day-to-day management of the Fund as Co-Portfolio Managers. Mr. Cannon, Mr. Saba, Mr. Blocker, and Mr. Ladner have each been a Co-Portfolio Manager of the Fund since its inception in September 2014.”

Comment 16. In “Additional Information About Principal Investment Strategies and Related Risks – Principal Investment Strategies”, please include information regarding how the adviser decides which securities to buy and sell.

Response. The Registrant believes the existing disclosure discusses the factors considered by the adviser in selecting which securities to buy and sell for the Fund, so the Registrant has not revised the disclosure.

Comment 17. In “Additional Information About Principal Investment Strategies and Related Risks – Principal Investment Strategies”, it states that the Fund may invest up to 40% of its assets in a single ETF.  Please explain supplementally why it is permissible to invest over 25% in any one issuer.

Response. The ETF exemptive orders of the ETFs in which the Fund will invest allow funds to invest in the ETFs with in excess of 25% of the Fund’s assets so long as it does not represent 25% or more of the ETF in which they invest.

Comment 18. Please revise the 6th paragraph and the first sentence of the 8th paragraph in “Additional Information About Principal Investment Strategies and Related Risks – Principal Investment Strategies” to be in plain English.

Response. The Registrant has revised the disclosure as follows:

“The adviser believes the Fund's portfolio construction is based on the latest ~~optimization and~~ risk mitigation tools available and is focused on balancing the tradeoff between expected risk and return. The adviser examines information regarding the Fund’s portfolio positions ~~Risk is controlled through position, portfolio,~~ and the market as a whole in order to monitor the Fund’s risk exposure  ~~level metrics~~.  The Fund's portfolio is rigorously tested ~~through~~ using information regarding how those investments would have performed in both real historical ~~as well as~~ and simulated market environments to evaluate potential periods of volatility and ~~downside~~ high risk.”

“Additional Overlay: Risk Assist Strategy

Under the Risk Assist strategy, Horizon continually measures market conditions with a specific focus on characteristics that indicate abnormal, severe risk conditions, in order to apply a proprietary process ~~that prompts a de-risking~~ that is intended to reduce the risk of the portfolio.”

Comment 19. In leverage and volatility risk under derivatives risk in “Additional Information About Principal Investment Strategies and Related Risks – Principal Investment Risks”, the term “Underlying Pools” is used without being defined.  Please define or delete the term.

Response. The Registrant has revised the disclosure as follows:

“Leverage and Volatility Risk: Derivative contracts ordinarily have leverage inherent in their terms. The low margin deposits normally required in trading derivatives, if any, including futures contracts, permit a high degree of leverage. ~~In addition, it is anticipated that the Underlying Pools will employ nominal futures trading levels that will exceed their cash deposited in the trading accounts. Accordingly, a~~ A relatively small price movement may result in an immediate and substantial loss to the Fund. The use of leverage may also cause the Fund to liquidate portfolio positions when it would not be advantageous to do so in order to satisfy its obligations or to meet collateral segregation requirements. The use of leveraged derivatives can magnify the Fund's potential for gain or loss and, therefore, amplify the effects of market volatility on the Fund's share price.”

Comment 20. Please add a risk for inverse ETFs to the item 4 risk disclosure.

Response. The Registrant has added the following risk to the summary prospectus:

“Inverse ETF Risk.  Under certain circumstances, the adviser may invest in ETFs, known as "inverse ETFs," which are designed to produce results opposite to market trends.  Inverse ETFs tend to limit a Fund's participation in overall market-wide gains. Most inverse ETFs reset daily (meaning they aim to achieve their stated objective daily).  Accordingly, over longer terms, they can perform very differently than underlying assets and benchmarks, and volatile markets can amplify this effect.”

Comment 21. In “Temporary Defensive Strategies”, it refers to high portfolio turnover “when calculated in accordance with U.S. Securities and Exchange Commission rules.” Please confirm to what rules you are referring.

Response. The Registrant was referring to the requirements regarding how portfolio turnover is to be calculated such as in Instruction 4(d) of Item 13 of Form N-1A.  The Registrant has revised the disclosure to remove reference to the SEC rules.

“Horizon may invest in defensive positions when it  believes it is appropriate to do so. When this happens, the Fund may increase temporarily its investment in short-term securities such as money market funds, or hold cash, without regard to the Fund's investment restrictions, policies or normal investment emphasis.  During such a period, the Fund could be unable to achieve its investment objectives. In addition, this defensive investment strategy may cause frequent trading and high portfolio turnover ratios ~~when calculated in accordance with the U.S. Securities and Exchange Commission rules~~. High transaction costs could result from more frequent trading.  Such trading may also result in realization of net short-term capital gains upon which you may be taxed at ordinary tax rates when distributed from the Fund.”

Comment 22. In “How Shares are Priced”, it uses the terms “eliminate” and “reduce” in reference to arbitrage opportunities.  Please use consistent terminology.

Response. The Registrant has revised the disclosure as follows:

“Fair value pricing should result in a more accurate determination of the Fund's NAV, which should ~~eliminate~~ reduce the potential for arbitrage in the Fund. However, valuing securities at fair value involves greater reliance on judgment than securities that have readily available market quotations. Horizon makes such determinations under the supervision of the Board, in good faith, in accordance with procedures adopted by the Board.”

Comment 23. Please confirm supplementally whether there is an option for shareholders to convert their shares to other classes.

Response. The Registrant confirms that there is not an option for shareholders to convert their shares to other classes.

Comment 24. In “How to Purchase Shares”, please consider not using bullet points in “Rights of Accumulation”.

Response. The Registrant has determined not to revise the disclosure to remove the bullet point format in order to be consistent with the other prospectuses in the fund family.

Comment 25. In “How to Redeem Shares”, clarify in the disclosure whether redemptions for small account size are for accounts that drop below the minimum due to market action or shareholder action.

Response. The existing disclosure already states that accounts would be redeemed if they dropped below the minimum as a result of a shareholder redemption, so we believe the disclosure is clear as written.

Comment 26. In “How to Redeem Shares – Telephone Redemptions”, please add “subject to applicable laws” at the end of the second to last sentence in the last paragraph.

Response. The Registrant has added the disclosure requested.

“The Fund will not be responsible for any account losses due to telephone fraud, so long as we have taken reasonable steps to verify the caller's identity, subject to applicable laws.”

Comment 27. At the end of the privacy notice, it states that the privacy notice is not part of the prospectus, but the staff believes the privacy notice is a part of the prospectus, so please delete the statement.

Response. The Registrant has deleted the statement.

SAI:

Comment 28. In “Investment Restrictions”, please add “with the exception of the Fund’s limitations on  borrowing” to the end of the last sentence of the first paragraph.

Response. The Registrant has made the revision requested.

“The following policies and limitations supplement those set forth in the Prospectus. Unless otherwise noted, whenever a policy or limitation states a maximum percentage of the Fund’s assets that may be invested in any security or other asset, or sets forth a policy regarding quality standards, such standard or percentage limitations will be determined immediately after and as a result of the Fund’s acquisition of such security or other asset. Accordingly, any subsequent change in values, net assets or other circumstances will not be considered when determining whether the investment complies with the Fund’s investment policies and limitations with the exception of the Fund’s limitations on  borrowing.”

Comment 29. In “Investment Restrictions”, please revise the heading to refer to “Fundamental Investment Policies and Limitations of the Fund” to be consistent with how it is described elsewhere in the SAI.

Response. The Registrant has revised the heading as follows:

“THE FOLLOWING ARE THE FUNDAMENTAL INVESTMENT POLICIES AND LIMITATIONS OF THE FUND”

Comment 30. In fundamental investment limitation number 8, it states that, as a matter of operating policy, the Fund will not consider repurchase agreements to be subject to the above-stated 5% limitation if all of the collateral underlying the repurchase agreements are U.S. government securities and such repurchase agreements are fully collateralized. Please supplementally explain the legal  basis for this position.

Response. The Registrant is relying on Rule 5b-3 of the Investment Company Act in taking this position.

Comment 31. In the third non-fundamental investment policy regarding illiquid investments, it states that the Fund will “take appropriate steps” to protect liquidity if the Fund finds that more than 15% of the Fund’s assets are invested in illiquid securities.  Please explain supplementally what these steps would be.

Response. In such circumstances, the Fund may seek to reduce its illiquid investments by selling such investments until less than 15% of the Fund’s portfolio is illiquid.

Comment 32. The disclosure regarding temporary defensive positions required by item 16 of Form N-1A is missing from the SAI.  Please include it.

Response. The Registrant has added the following disclosure right before “Description of Securities, Other Investment Policies and Risk Considerations”:

“TEMPORARY DEFENSIVE POSITIONS

Horizon may invest in defensive positions when it  believes it is appropriate to do so. When this happens, the Fund may increase temporarily its investment in short-term securities such as money market funds, or hold cash, without regard to the Fund's investment restrictions, policies or normal investment emphasis.  During such a period, the Fund could be unable to achieve its investment objectives. In addition, this defensive investment strategy may cause frequent trading and high portfolio turnover ratios. High transaction costs could result from more frequent trading.  Such trading may also result in realization of net short-term capital gains upon which you may be taxed at ordinary tax rates when distributed from the Fund.”

Comment 33. Credit default swaps are mention in “Description of Securities, Other Investment Policies and Risk Considerations”. Please include disclosure in the prospectus regarding these investments if they are a principal strategy of the Fund.

Response. Investments in credit default swaps are not a principal investment strategy of the Fund, so disclosure was not added to the prospectus.

Comment 34. Short sales are mention in “Description of Securities, Other Investment Policies and Risk Considerations”. If applicable, confirm expenses related to short sales will be included in the fee table in the prospectus.

Response. Short sales are not a principal investment strategy of the Fund, so the Registrant does not anticipate having short sales expenses to add to the fee table.

Comment 35. Please confirm the disclosure regarding swap agreements and the CEA is still accurate and revise if necessary.

Response. The Registrant has removed the disclosure.

Comment 36. Please confirm whether the Registrant has an Audit Committee or an Audit and Nominating Committee and use the name consistently throughout. Please also confirm the disclosure regarding the audit committee is included in the SAI in accordance with Item 17 of Form N-1A.

Response. The Registrant has an Audit and Nominating Committee and has revised inconsistent references accordingly. The description of the audit committee in accordance with item 17 was already included immediately following the trustee and officer table.

Comment 37. Please provide more information regarding the type of business the following companies do: CLS Investments LLC, NorthStar Financial Services Group, LLC, Orion Advisor Services, LLC and Constellation Trust Company.

Response. The Registrant has revised the entries in the table as shown below:

Interested Trustees and Officers

Name, Address and Year of Birth	Position/Term of Office(1)	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex (2) Overseen by Trustee	Other Directorships held by Trustee During the Past Five Years
Todd Clarke (4) 1969	Trustee since November 2012	Chief Executive Officer and Manager, CLS Investments, LLC(an SEC registered investment adviser) (since September 2012); President, CLS Investments, LLC (2004-2012); Director, Constellation Trust Company (provides custody recordkeeping services), (since February 2013).	17	NONE
Eric Clarke (5) 1973	Trustee since November 2012	President and Manager, Orion Advisor Services, LLC (provides back office and technology services) (since 2004); President and Director, Constellation Trust Company (since 2004).	17	NONE

Comment 38. Confirm supplementally that the fees of the administrator are included in the fee table in the prospectus.

Response. The Registrant so confirms.

Comment 39. Confirm supplementally whether discussion of treatment of foreign assets by the Custodian applies to the Fund.

Response. Because, as disclosed in the prospectus, investing in foreign securities is a principal strategy of the Fund, the section described is applicable to the Fund.

Comment 40. In “Portfolio Managers”, it mentions “allocating resources” in the second to last paragraph.  Please confirm supplementally whether this is a reference to allocation of investments or something else.

Response. This is a reference to allocation of the portfolio managers resources, such as the portfolio managers time.

Comment 41. In “Brokerage Allocation and Other Practices”, in the third sentence, please change “obtain quality execution” to “seek best execution.”

Response. The Registrant has revised the disclosure as requested.

“In purchasing and selling the Fund’s portfolio securities, it is the Adviser’s policy to ~~obtain quality~~ seek best execution at the most favorable prices through responsible broker-dealers and, in the case of agency transactions, at competitive commission rates where such rates are negotiable.”

Comment 42. In “Brokerage Allocation and Other Practices”, in the fifth paragraph, it mentions “all the countries in which the Fund’s portfolio is likely to be invested.” If the Fund is investing in foreign securities as a principal strategy, please disclose this in the prospectus.

Response. The prospectus already discloses that investments in foreign securities is a principal investment strategy of the Fund and has associated risk disclosure.

Comment 43. In the second to last paragraph in “Brokerage Allocation and Other Practices”, there appears to be a typo as a sentence appears twice.

Response. The Registrant has fixed the typo as shown below:

“…The Adviser may use research services furnished by brokers in servicing all client accounts and not all services may necessarily be used in connection with the account that paid commissions to the broker providing such services.  Information so received by the Adviser will be in addition to and not in lieu of the services required to be performed by the Fund’s Adviser under the Advisory Agreement.  Any advisory or other fees paid to the Adviser are not reduced as a result of the receipt of research services. The Adviser may use research services furnished by brokers in servicing all client accounts and not all services may necessarily be used in connection with the account that paid commissions to the broker providing such services.  ~~Information so received by the Adviser will be in addition to and not in lieu of the services required to be performed by the Fund’s Adviser under the Advisory Agreement.~~  Any advisory or other fees paid to the Adviser are not reduced as a result of the receipt of research services. Portfolio securities will not be purchased from or sold to the Adviser or the Distributor, or any affiliated person or any of them acting as principal, except to the extent permitted by rule or order of the SEC.”

Comment 44. In the first paragraph of “Shareholder Services”, there appears to be a typo as a sentence appears twice.

Response.

“Shareholder Servicing Agreement.  The Fund has adopted a Shareholder Services Plan for Class A and Class N shares (the “Plan”).  There is no Plan for Class I shares.  The Plan allows the Fund to use part of its assets for shareholder servicing expenses.  For these services, the Fund pays a fee up to 0.25% of average net assets attributable to Class A and Class N shares of the Fund on an annualized basis.  Payments under the Plan are made for the provision of support services to shareholders.  The entities providing shareholder services may provide such services directly, or may arrange for such services to be provided by another entity that has a servicing relationship with one or more shareholders.  However, payments under the Plan are an operating expense of the Fund that is subject to the expense limitation provided by the adviser.  Payments under the Plan may vary and are determined by the Fund in its sole discretion~~, in amounts up to 0.25% of the Fund’s average daily net assets attributable to Class A  and Class N shares of the Fund on an annualized basis~~.”

Comment 45.  Please email a copy of the investment advisory agreement and expense limitation agreement for the Fund before filing the 485(b) filing for this Fund.

Response. The Registrant emailed a copy of the investment advisory agreement and expense limitation agreement for the Fund to you on July 23, 2014.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins